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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                 SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                          (AMENDMENT NO___________)*

                           Holmes Microsystems, Inc.

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                               (Name of Issuer)

                   Common Stock, $0.001 Par Value Per Share

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                        (Title of Class of Securities)

                                   436417109

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                                (CUSIP Number)

                            David L. Ficksman, Esq.
                                Loeb & Loeb LLP
        10100 Santa Monica Boulevard, Suite 2200, Los Angeles, CA 90067
                                (310) 282-2350
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          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                               January 12, 2001
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            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act.

                                  Page 1 of 5
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CUSIP No. 436417109
      ----------------

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      NAME OF REPORTING PERSON
 1.      Yi-biao Chen

      I.R.S. IDENTIFICATION NOS OF ABOVE PERSON
         Not Applicable
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      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a)  [_]
 2.
                                                                     (b)  [_]
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      SEC USE ONLY
 3.
         OO
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      SOURCE OF FUNDS
 4.
         OO
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      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) OR 2(e)                                               [_]
 5.

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      CITIZENSHIP OR PLACE OF ORGANIZATION
 6.
         People's Republic of China
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                          SOLE VOTING POWER
     NUMBER OF       7.
                          9,803,197
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8.
                             0
     OWNED BY      -----------------------------------------------------------
                          SOLE DISPOSITIVE POWER
       EACH          9.
                             9,803,197
    REPORTING      -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
      PERSON         10.
                             0
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      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11.
         9,803,197
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      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12.
                                                                          [_]
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      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13.
         55.55%
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                                  Page 2 of 5
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14   TYPE OF REPORTING PERSON

     IN

ITEM 1.  SECURITY AND ISSUER

     This statement on Schedule 13D relates to the common stock, $0.001 par value per share (the "Common Stock"), of Holmes Microsystems, Inc., a Texas Corporation (the "Issuer"). The principal executive office of the Issuer is located at No. 80 Zhong Shan Er Road, Guangzhou, People's Republic of China 510080.

ITEM 2.  IDENTITY AND BACKGROUND

     (a)-(c) This statement on Schedule 13D is filed by Yi-biao Chen ("Reporting Person"). The Reporting Person's business address is 80 Zhong Shan Er Road, Guangzhou, People's Republic of China 510080. The Reporting Person is the Chairman of the Board of Guangdong Gosun Communication Equipment Sales Co. Ltd. which operates a chain of retail stores in the People's Republic of China selling cellular phones and related products.

     (d) and (e) During the past five years, the Reporting Person has not (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activity subject to federal or state securities laws or finding any violation with respect to such laws.

     (f) The Reporting Person is a citizen of the People's Republic of China.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     In connection with the closing under the Exchange Agreement dated as of January 12, 2001 (the "Exchange Agreement"), by and among the Issuer, Kip Eardley, Howard Oveson, Guangdong Gosun Communication Equipment Sales Co., Ltd. ("Gosun") and the shareholders of Gosun, the Reporting Person acquired 9,803,197 shares of the Issuer in exchange for his equity interest in Gosun.

ITEM 4.  PURPOSE OF TRANSACTION.

     The Reporting Person entered into the above mentioned transaction to acquire the shares of Common Stock for investment purposes. The Common Stock was acquired pursuant to the Exchange Agreement as described in Item 3 hereof.

     The Reporting Person intends to review on a continuing basis its investment in the Issuer and may, depending upon the evaluation of his financial planning, upon the Issuer's business and prospects and upon future developments in general business, economic and market conditions, determine to increase, decrease or continue to hold or dispose of the position in the Issuer.

     Except as set forth in the previous paragraphs, the Reporting Person has no plans or proposals that relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation or any of its subsidiaries; (c) any change in the present Board of Directors or management of the Issuer; (d) any material change in the present capitalization or dividend policy of the Issuer; (e) any other material change in the Issuer, involving the Issuer or any of its subsidiaries; (f) a sale or transfer of a material amount of assets of the Issuer's business or corporate structure; (g) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated in (a)-(i) above.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

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     (a)    The table below sets forth the aggregate number of shares and percentage of the Company's outstanding shares beneficially owned by the Reporting Person.

                Reporting Person                      Number of Shares      Percentage of      Citizenship
                ----------------                      ----------------      -------------      -----------
                                                                                Total
                                                                                -----
Yi-biao Chen                                              9,803,197            55.55%            People's
                                                                                                Republic of
                                                                                                  China

     (b) The Reporting Person holds the sole power to vote and to dispose or direct the disposition of his shares of Common Stock.

     (c) The Reporting Person has not effected any transaction in the Common Stock during the past 60 days, except as disclosed herein.

     (d)    Not applicable.

     (e)    Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     Other than as described in Item 4 above, to the Reporting Person's knowledge, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

EXHIBIT NO.               DESCRIPTION
-----------               -----------

1.1                       Exchange Agreement dated as of January 12, 2001

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                                   SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information named in this statement is true, complete and correct.


                                                  Date:  January 21, 2001

                                                  /s/     Yi-biao Chen
                                                  ---------------------------
                                                  Yi-biao Chen